Exhibit 99.1

Scotiabank's first All-Bank Investor Day to begin at 8:00am

TORONTO, Feb. 1, 2018 /CNW/ - Scotiabank is hosting an all-Bank Investor Day today. The event will provide investors and analysts an update on the Bank's growth strategy and the strategies of its three business segments, as well as certain corporate functions.

The Investor Day will feature presentations from the Bank's senior executive management team outlining the Bank's strategic outlook, along with modified medium-term financial and operational objectives, including the Bank's earnings per share (diluted) growth objective of 7%+.

The event will begin at 8:00 a.m. (ET) and the presentation slides are posted under the Investor Relations section of www.scotiabank.com.

Interested parties may participate via Teleconference or Webcast:

By Teleconference
To dial in, in listen-only mode, call 1-646-569-2587 or 1-888-407-4199 (North America toll free) using ID 06439184#. Please call shortly before 8:00 a.m. (ET).

By Webcast
To listen online, please connect shortly before the start time and click on the webcast links located under the Investor Relations section of www.scotiabank.com. If you miss the live broadcast, a recording will be available on our website shortly after the live call.

About Scotiabank
Scotiabank is Canada's international bank and a leading financial services provider in North America, Latin America, the Caribbean and Central America, and Asia-Pacific. We are dedicated to helping our 24 million customers become better off through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. With a team of more than 88,000 employees and assets of over $915 billion (as at October 31, 2017), Scotiabank trades on the Toronto (TSX: BNS) and New York Exchanges (NYSE: BNS). For more information, please visit www.scotiabank.com and follow us on Twitter @Scotiabank.

Forward Looking Statements
This press release contains statements that constitute forward-looking statements within the meaning of applicable securities laws, including, but not limited to, statements relating to our financial performance objectives, targets, priorities and strategic goals. Such statements are typically identified by words or phrases such as "expect," "anticipate," "intend," "estimate," "plan," "goal," "forecast," and "project" and similar expressions of future or conditional verbs, such as "will," "may," "should," "would" and "could."

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity and funding; significant market volatility and interruptions; the failure of third parties to comply with their obligations to us and our affiliates; changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes to, and interpretations of tax laws and risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; changes to our credit ratings; operational (including technology) and infrastructure risks; reputational risks; the risk that our risk management models may not take into account all relevant factors; the accuracy and completeness of information we receive on customers and counterparties; the timely development and introduction of new products and services; our ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; our ability to complete and integrate acquisitions and its other growth strategies; critical accounting estimates and the effects of changes in accounting policies and methods that we use as described in our annual financial statements and updated by quarterly reports; global capital markets activity; our ability to attract and retain key executives; reliance on third parties to provide components of our business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud us or our customers; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information or operational disruption; anti-money laundering; consolidation in the financial services sector in Canada and globally; competition, both from new entrants and established competitors; judicial and regulatory proceedings; natural disasters, including, but not limited to, earthquakes and hurricanes, and disruptions to public infrastructure, such as transportation, communication, power or water supply; the possible impact of international conflicts and other developments, including terrorist activities and war; the effects of disease or illness on local, national or international economies; and our anticipation of and success in managing the risks implied by the foregoing. The preceding list of factors is not exhaustive of all possible risk factors and other factors could also adversely affect our results. For more information, see the "Risk Management" section of our 2017 Annual Report.

Material economic assumptions underlying the forward-looking statements contained in this press release are set out in the 2017 Annual Report under the headings "Outlook", as updated by quarterly reports. The "Outlook" sections are based on our opinions and the actual outcome is uncertain. When relying on forward-looking statements to make decisions with respect to us, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The forward looking statements contained in this press release are presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, and our financial performance objectives, vision and strategic goals and may not be appropriate for other purposes. Except as required by law, we do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to us, including our 2017 Annual Report, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC's website at www.sec.gov.

SOURCE Scotiabank

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For further information: For investor enquiries only: Adam Borgatti, Vice President, Investor Relations, (416) 866-5042, Adam.borgatti@scotiabank.com; For media enquiries only: Heather Armstrong, Global Communications, (416) 933-3250, Heather.Armstrong@scotiabank.com

CO: Scotiabank

CNW 07:00e 01-FEB-18